Filed by Oclaro, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Lumentum to Acquire Oclaro for $1.8 Billion in Cash and Stock

To the Oclaro team:

This morning we announced that Lumentum will be buying Oclaro for $1.8 Billion Dollars.  To access the press release announcing the deal, please visit either the Lumentum or Oclaro website.

I am very excited to share the news of this combination with you.  In addition to this being a great deal for our shareholders, I strongly believe that this combination will be very good for our customers, our suppliers and our team.  The merger will be transformational for the industry as together we will be a clear leader in the 3D Sensing and Telecommunications markets.

Most of you know Lumentum as a leading provider of photonic solutions for optical networking and lasers for the industrial and consumer markets.  They have considerable strength in ROADMs, pump lasers, fiber lasers, industrial lasers and VCSEL arrays.  Oclaro brings our strong portfolio of high-speed coherent and datacom solutions for optical communications.  As a combined company, we will be a new leader in the optical components and modules market, with the scale, extensive broad product portfolio, technology innovation, engineering resources and technical support that our customers can expect from a highly strategic supplier.

Ever since starting at Oclaro, we have had a vision to be a part of a leading company in fiber optics.  We have moved from near bankruptcy to excellent profitability.  We have demonstrated to the industry that we are indeed a technology leader.  Combining with Lumentum we have strengthened our position, placing us in a much more secure position for the future.

The transaction is subject to the approval of Oclaro’s stockholders, antitrust regulatory approvals in the US and China and customary closing conditions. We expect the transaction to close in the second half of 2018.

For now, and until the transaction closes, it will be business as usual for each of our companies as we work individually to support the customers and markets we serve. It is critical that we continue to operate as two separate companies until the transaction is closed and we request that you continue to do business as usual. In the meantime, we will keep all lines of communication open.

I thank each of you for your hard work and dedication.  It is my total privilege to be a part of the Oclaro team.

My very best.

Greg Dougherty

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance.  In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Oclaro’s expectations, strategy, plans or intentions.  Oclaro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the transaction does not close, due to the failure of one or more conditions to closing or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental or Oclaro stockholder approvals of the merger (including U.S. or China antitrust approvals) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended July 1, 2017, which was filed with the SEC on August 18, 2017, our Quarterly Report on Form 10-Q for the quarter ended December 30, 2017, which was filed with the SEC on February 8, 2018 and those discussed under the caption “Risk Factors” in the S-4 to be filed by Lumentum with the SEC at a future date in connection with this transaction and in the documents which are incorporated by reference therein.  The forward-looking statements in this communication are based on information available to Oclaro as of the date hereof, and Oclaro disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. and Oclaro, Inc. In connection with the proposed transaction, Lumentum will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Oclaro and that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.  The definitive proxy statement/prospectus will be mailed to stockholders of Oclaro.

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

Participants in the Merger Solicitation

Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.